Exhibit 99.1

Blue Gold Limited Signs Purchase Agreement for Gold & Copper Mining Lease, Marking First Step in Broader Planned M&A Growth Strategy

NEW YORK, September 17, 2025 /PRNewswire/ -- Blue Gold Limited (Nasdaq: BGL) (“Blue Gold” or the “Company”), a next-generation gold development and technology company, is pleased to announce that it has signed a definitive Purchase Agreement (PA) with FGR Bogoso Prestea Limited (“FGRBPL”) to acquire up to a 90% interest in the Mampon Gold & Copper Mining Lease, located in Ghana’s Ashanti Gold Belt.

This transaction follows Blue Gold’s announcement in July 2025, when the Company disclosed its entry into a non-binding term sheet to acquire Mampon. The execution of the PA is in line with Blue Gold’s strategy of seeking acquisition opportunities aimed at expanding Blue Gold’s portfolio of high-grade resources and high-potential exploration locations across key jurisdictions.

Transaction Overview

Under the terms of the PA:

●	Blue Gold will acquire up to 90% of a Ghanaian company to which the Mampon mining lease will be transferred (“Licensing Company”) in two tranches:

o	First Tranche: Subject to closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, being met, the Company will pay $15 million to FGRBPL for a 50% stake in the Licensing Company. The consideration will be paid by issuing 750,000 ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, the number of First Tranche Consideration Shares shall be adjusted as follows:

▪	if the VWAP Price over that period is less than $20.00 but not less than $10.00, Blue Gold will issue additional Ordinary Shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

▪	if the VWAP Price is equal to or greater than $20.00, no additional Ordinary Shares shall be issued and the First Tranche Consideration Shares shall be the 750,000 Ordinary Shares; and

▪	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Ordinary Shares.

o	Second Tranche: Structured as an option exercisable by the Company between 12 and 18 months following the date of the Purchase Agreement, whereby independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act of 1933, as amended, above the base resource will be paid for by the Company by issuing shares in accordance with the following value:

▪	Up to $55 per ounce of gold (capped at 6 million ounces);

▪	Up to $50 per ton of copper (capped at 4 million tons); and

if the option is exercised, FGR BPL will transfer the remaining 50% stake of Licensing Company to the Company.

Strategic Impact

Mampon is a mining lease with a gold deposit with an estimated 260,000 ounces of Indicated gold resources and Blue Gold believe it has significant upside for further exploration of both gold and copper. Located just 80 km north of Bogoso and its carbon-in-leach processing plant, Mampon benefits from strategic proximity to Blue Gold’s flagship operations.

“The signing of this definitive agreement is a milestone moment for Blue Gold,” said Andrew Cavaghan, Chief Executive Officer of Blue Gold Limited. “We hope that Mampon will be the first of many strategic acquisitions that will expand our resource base, support our gold-backed digital initiatives, and strengthen our presence in Ghana’s Ashanti Belt.”

A Broader M&A Growth Plan

The acquisition of Mampon establishes the foundation for Blue Gold’s currently planned broader acquisition strategy. Building on this transaction, the Company currently intends to pursue additional acquisitions across Africa and beyond that will expand its resource base and gold resources, unlock high-potential exploration locations, and support the Blue Gold Digital Gold Initiative, including the development of secure, gold-backed digital instruments.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) is a next-generation gold development company focused on acquiring and aggregating high-potential mining assets across strategic global jurisdictions. The Company’s mission is to unlock untapped value in the gold sector by combining disciplined resource acquisition with innovative monetization models, including asset-backed digital instruments. Blue Gold is committed to responsible development, operational transparency, and leveraging modern financial technologies to redefine how gold is produced, accessed, and owned in the 21st century.

Blue Gold prioritizes growth, sustainable development, and transparency in all our business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s shell company report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2025, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldmine.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption.

For Further Information Contact:

Tavistock Communications
BlueGold@tavistock.co.uk
+44 20 7920 3150

Skyline Corporate Communications Group, LLC
Scott Powell, President
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: info@skylineccg.com

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